ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

March 1, 2013	Colleen Bathen Meyer T +1 415 315 6366 F +1 415 315 4819 colleen.meyer@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Edward P. Bartz, Esq.

Re:    DoubleLine Equity Funds (the “Trust”), with respect to DoubleLine Equities Small Cap Growth Fund (the “Small Cap Fund”),

DoubleLine Equities Growth Fund (the “Growth Fund”) and DoubleLine Equities Global Technology Fund (the “Global Technology Fund” and, together with the Small Cap Fund and the Growth Fund, the “Funds”), File Nos. 333-186042 and 811-22790

Dear Mr. Bartz:

Thank you for your letter dated February 5, 2013 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial registration statement on Form N-1A (the “Registration Statement”), which was filed with the SEC on January 15, 2013.

The following sets forth the Trust’s responses to the Staff’s comments. Capitalized terms not defined herein shall have the same meanings ascribed to them in the Registration Statement.

PROSPECTUS

Fund Summary — DoubleLine Equities Small Cap Growth Fund

Fees and Expenses of the Fund (Page 2)

1.	Comment: The table of Annual Fund Operating Expenses includes line items for “Acquired Fund Fees and Expenses” and “Other Expenses.” Please disclose in footnotes to the table that Acquired Fund Fees and Expenses and Other Expenses are based on estimated amounts for the current fiscal year. See Instructions 3(f)(vi) and 6(a) to Item 3 of Form N-1A.

Response: The requested change has been made.

2.	Comment: Footnote 2 to the table of Annual Fund Operating Expenses describes the terms of the Adviser’s contractual agreement to waive its advisory fee and to reimburse the Small Cap Fund for operating expenses, “until at least , 2014.” Please confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement. See Instruction 3(e) to Item 3 of Form N-1A. Also, please file the contractual agreement as an exhibit to the registration statement.

Response: The Trust confirms that the Small Cap Fund’s expense limitation will remain in effect for a period of one year from the effective date of the Small Cap Fund’s registration statement and the expense limitation agreement will be filed as an exhibit to the Trust’s registration statement as part of a pre-effective amendment.

Principal Investment Strategies (Page 3)

3.	Comment: The second paragraph of this section states that the Small Cap Fund “intends to invest at least 80% of its net assets” in equity securities issued by companies with market capitalizations within the capitalization range of companies included in the Russell 2000 Growth Index. (Emphasis added.) Please revise this policy to provide that, under normal circumstances, the Small Cap Fund will invest at least 80% of the value of its assets, or alternatively, the value of its net assets, plus the amount of any borrowings for investment purposes, in small cap equities. See Rules 35d- l(a)(2)(i) and 35d-1(d)(2) under the Investment Company Act of 1940 (the “Investment Company Act”). Please make similar revisions to the 80% investment policies for the other Funds. In addition, as of December 31, 2012, the largest company in the Russell 2000 Growth Index had a market capitalization of $4.664 billion. Since the Fund’s upper market capitalization limit is larger than what is generally considered to be a small cap company, please explain to us why the Fund’s definition of small capitalization companies is appropriate.

Response: The Small Cap Fund’s 80% policy has been revised as follows:

Under normal circumstances, the Fund will invest at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in equity securities issued by companies with market capitalizations, at the time of acquisition, within the capitalization range of the companies included in the Russell 2000® Growth Index.

Similar revisions have been made to the 80% policies of the Growth Fund and the Global Technology Fund.

Consistent with the SEC guidance on the fund name rule set forth in the “Frequently Asked Questions about Rule 35d-1,” the Trust believes that the Fund’s 80% policy provides a reasonable definition of small cap companies and is consistent with common usage of the term.

The following is Russell Investments’ published description of the Russell 2000 Growth Index:

The Russell 2000 Growth Index measures the performance of the small-cap growth segment of the U.S. equity universe. It includes those Russell 2000 Index companies with higher price-to-value ratios and higher forecasted growth values.

The Russell 2000 Growth Index is constructed to provide a comprehensive and unbiased barometer for the small-cap growth segment. The Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set and that the represented companies continue to reflect growth characteristics. (Emphasis added.)

We note that the capitalization information cited by the Staff is as of a date that is not a reconstitution date of the Russell 2000 Growth Index. As of the last reconstitution date of May 31, 2012, the capitalization range of the Russell 2000 Index was between $101 million and $2.608 billion. It is, of course, to be expected that the market values of at least some of the components of an index will appreciate significantly after a reconstitution date (while others will depreciate) tending to widen the range of the capitalization tracked by the index. The Fund respectfully submits that it is not inappropriate to permit a Fund to continue to invest in a company that was a component of an index as of the index’s last reconstitution date at least until the index’s next reconstitution date notwithstanding that the market value of the company may appreciate or depreciate between reconstitution dates.

4.	Comment: The fourth paragraph of this section states that the Small Cap Fund’s equity securities will include bonds and debentures convertible into equities. Please disclose the Small Cap Fund’s credit quality and maturity policies regarding these securities. Also, please disclose the risks of these types of investments in the summary of principal risks, and in the discussion of the Small Cap Fund’s principal risks in the full prospectus.

Response: The following disclosure has been added to the “Investment Strategies” section of the SAI, under the heading “Convertible Securities”: “[a] Fund may invest in convertible bonds and debentures of any credit quality and maturity.” The registrant respectfully declines to add additional risks and refers the Staff to the existing disclosure regarding market risk, equity issuer risk, securities risk and liquidity risk in the prospectus and the description of convertible securities in the “Investment Strategies” section of the SAI.

5.	Comment: The fourth paragraph of this section also states that the Small Cap Fund may invest in securities of domestic or foreign private investment vehicles, while the sixth paragraph of this section states that the Small Cap Fund may invest in relatively newly-formed companies, or companies that may be contemplating an initial public offering of their shares. Please disclose the risks of these types of investments in the summary of principal risks, and in the discussion of the Small Cap Fund’s principal risks in the full prospectus.

Response: The following risk has been added to the “Principal Risks” section of the summary prospectus:

privately-held companies and private funds risk: investments in privately held companies and private funds may present greater opportunity for growth, but there are significant risks associated with these investments. Investments in privately held companies and private funds are typically illiquid and may require a substantial period of time before a substantial increase in price (if any) can occur. Privately-held companies and the companies in which private funds invest may have a limited or no history of profits and limited financial resources.

In addition, in the “Principal Risks” section of the full prospectus, the discussion of the risks associated with investing in privately-held companies and private funds has been moved under a separate heading entitled “Privately-Held Companies and Private Funds Risk.”

6.	Comment: The last paragraph of this section states that the Small Cap Fund may enter into derivatives transactions. Please explain to us whether derivatives will be included in the calculation of the Small Cap Fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose.

Additionally, the last paragraph of this section, and the derivatives risk disclosure in the Principal Risk section that follows, are very general. Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010, and revise the disclosures in these sections accordingly. See http://www.sec.gov/divisions/ investment/guidance/ici073010.pdf (the “ICI Letter”).

Response: The Small Cap Fund may count derivatives and other synthetic exposures towards satisfaction of the 80% policy, and the Trust has added disclosure to that effect to the Fund’s “Principal Investment Strategies” sections. The Small Cap Fund intends to value derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1 under the Investment Company Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Small Cap Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Small Cap Fund reserves the right to use that amount for purposes of the 80% test. The Trust respectfully submits that such treatment is consistent with the Staff’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).

The Trust has reviewed the Small Cap Fund’s disclosure and respectfully submits that the disclosures in the Small Cap Fund’s prospectus and SAI are consistent with the ICI Letter.

Principal Risks (Page 4)

7.	Comment: The tenth bullet point in this section describes the Small Cap Fund’s risks relative to large, medium, and small capitalization issuers. Since the Small Cap Fund will primarily invest in small capitalization companies, please also provide a separate bullet point describing the risks of investing in small capitalization companies.

Response: The requested change has been made.

8.	Comment: Since “growth” is contained in the Small Cap Fund’s name, and the Fund will invest in “growth” stocks, please disclose the risks associated with this style of investing.

Response: The requested change has been made.

Fund Summary — DoubleLine Equities Global Technology Fund

Principal Investment Strategies (Page 15)

9.	Comment: The third paragraph of this section provides that the Global Technology Fund intends to be invested in issuers from at least three different countries, including the United States. Given that the term “global” is in the Global Technology Fund’s name, please expressly describe how the Global Technology Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001). For example, the Global Technology Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

Response: The Fund has revised the description of how it will invest its assets in investments that are tied economically to a number of countries throughout the world to read as follows:

The Fund typically intends to invest 30% or more of its assets in investments that are tied economically to countries outside the United States, including, for example, companies organized or located in non-U.S. countries, companies that earn a substantial portion (e.g., 25% or more) of their revenue or profits from non-U.S. markets, companies with a substantial portion of their assets or personnel located in non-U.S. markets, or companies the portfolio managers expect will achieve a substantial portion of their growth from non-U.S. markets.

Additional Information About Principal Investment Strategies and Principal Risks

DoubleLine Equities Growth Fund — Principal Risks (Page 25)

10.	Comment: This section provides a list of the Growth Fund’s principal risks. Since one of the risks listed in this section is “Foreign Currency Risk,” please provide a summary of this risk in the summary of principal risks for this Fund. See Item 4(b)(l)(i) of Form N-1A.

Response: The Trust respectfully submits that the summary description of “foreign investing risk” includes summary disclosure responsive to this comment.

DoubleLine Equities Global Technology Fund — Principal Risks (Page 28)

11.	Comment: This section provides a list of the Global Technology Fund’s principal risks. Since one of the risks listed in this section is “Depositary Receipts Risk,” please provide a summary of this risk in the summary of principal risks for this Fund. See Item 4(b)(l)(i) of Form N-1A.

Response: The requested change has been made.

How to Buy Class I Shares — General Information (page 40)

12.	Comment: The second sentence of the second paragraph of this section states that purchase orders will be priced based on the next NAV calculated after your order is “accepted.” Please revise this sentence to state that purchase orders will be priced based on the next NAV calculated after your order is “received.” See Rule 22c-1 under the Investment Company Act.

Response: Because the Trust reserves the right to reject any purchase request by an investor, including, for example, if inadequate identification information is provided, the Trust respectfully submits that the term “accepted” is accurate with respect to purchase requests.

How to Redeem Shares — Redemptions by Telephone (Page 48)

13.	Comment: The first paragraph of this section discloses that wires of redemption proceeds are subject to a $15 fee. Please disclose this fee in the table of Shareholder Fees for each Fund.

Response: The Trust respectfully declines to make this change. Instruction 2(d) to Item 3 of Form N-1A states that fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed. It is expected that only a limited number of the Funds’ shareholders will request that their redemption proceeds be wired (other than via the Automated Clearing House network) to their bank account, thereby incurring the $15 wire transfer fee. Accordingly, the Trust believes that Form N-1A does not require the $15 wire transfer fee to be disclosed in the Funds’ Fees and Expenses Tables.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions — Fundamental Policies (Page 1)

14.	Comment: Fundamental policy 4(a)(i) in this section provides that bank loans and loan participations will be considered investments in the industry of the underlying borrower. Please provide detailed descriptions of bank loans and loan participations in the Investment Strategies section of the Statement of Additional Information. Also, please revise policy 4(a)(i) to provide that, when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental industry concentration policy. See Pilgrim Prime Rate Trust (SEC No-Action Letter (June 29, 1989)). Additionally, fundamental policy 4(a)(iii) states that derivatives counterparties are not considered to be part of any industry except to the extent required by applicable law. Since it is the position of the staff of the Division of Investment Management that counterparties are part of an industry, please revise this policy.

Finally, fundamental policy 4(b) states that DoubleLine Equities Global Technology Fund may not purchase the securities of any issuer if, as a result, less than 25% of the Fund’s total assets would be invested in the securities of issuers principally engaged in technology-related industries. Please revise this section to provide an affirmative statement disclosing that the Fund will concentrate in technology-related industries.

Response: The Trust has reviewed the Pilgrim No-Action Letter (the “Letter”) cited by the Staff in its comment above. The Trust respectfully submits that the Letter does not express a Staff position on issues related to industry concentration, and the Trust is not aware of any published guidance from the Staff that extends the conclusions or the Staff’s reasoning in the Letter to situations that address evaluating a registered investment company’s compliance with its industry concentration policy. Nevertheless, the Trust has made the following revisions to its fundamental policy 4:

4.        (a) Except for DoubleLine Equities Global Technology Fund, a Fund may not purchase any security if as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in a single industry (for purposes of this restriction, ~~(i) bank loans and loan participations will be considered investments in the industry of the underlying borrower, (ii)~~ investment companies are not considered to constitute an industry~~, and (iii) derivatives counterparties are not considered to be part of any industry except to the extent required by applicable law~~).

(b)        DoubleLine Equities Global Technology Fund ~~may not purchase the securities of any issuer if, as a result, less than 25% of the Fund’s total assets would be invested~~ under normal circumstances will invest 25% or more of its total assets in the securities of issuers principally engaged in technology-related industries.

The Trust will treat the financial intermediaries in the loan participations it holds and the counterparties in its open derivative positions in accordance with the Trust’s understanding of applicable law.

As requested, the Trust has added additional disclosure regarding bank loans and loan participations in the Investment Strategies section of the Statement of Additional Information.

Trustees and Officers (Page 34)

15.	Comment: We note that most of the information regarding the Trust’s board of trustees has not been provided. Please ensure that disclosure provided in a subsequent pre-effective amendment satisfies the requirements of Item 17 of Form N-1A, and includes a statement indicating why the Trust has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Trust.

Response: The requested changes have been made.

GENERAL COMMENTS

16.	Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: The Trust intends to include all required information and exhibits to the Trust’s registration statement in one or more pre-effective amendments filed prior to effectiveness.

17.	Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Trust does not intend to omit certain information in reliance on Rule 430 under the Securities Act from the form of prospectus included with the registration statement that is declared effective.

18.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Trust does not currently intend to submit any exemptive application or no-action request in connection with the Trust’s registration statement.

19.	Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Trust intends to file a pre-effective amendment pursuant to Rule 472 under the Securities Act incorporating the noted responses to the Staff’s comments.

20.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the Staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Trust and its management have been made aware of this comment.

* * * * * * *

As to the final portion of the Comment Letter, the Trust intends to include the requested acknowledgements as part of its eventual written request to the SEC for acceleration of the effectiveness of the Trust’s registration statement. The Trust currently expects to request acceleration on or around March 11, 2013.

We believe that this submission fully responds to your comments. Please feel free to call me at (415) 315-6366 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Colleen Meyer

Colleen Meyer

cc:        Ronald R. Redell

Neal Zalvan

Timothy W. Diggins

Jeremy C. Smith